SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                                  MedQuist Inc.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                    584949101
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                                 (CUSIP Number)


                             Neil T. Anderson, Esq.
                             Sullivan & Cromwell LLP
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 8, 2007
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             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box [ ].

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CUSIP NO. 584949101
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 1.      NAME OF REPORTING PERSON

         Koninklijke Philips Electronics N.V.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         222531298
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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [_]
                                                                (b)  [_]
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS
         OO
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                     [_]
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
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                  7.       SOLE VOTING POWER
  NUMBER OF                26,085,086
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER
  OWNED BY                 0
    EACH          --------------------------------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER
   PERSON                  26,085,086
    WITH          --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                           0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          26,085,086
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                     [_]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         69.6%
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14.      TYPE OF REPORTING PERSON
         CO

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

Item 1.  Security and Issuer.

         This Amendment No. 6 relates to the common stock, no par value (the "Shares") of MedQuist Inc., a New Jersey corporation ("MedQuist"). This Amendment No. 6 amends and supplements Item 6 and Item 7 of the Statement on
Schedule 13D dated June 6, 2000 (the "Schedule 13D") filed by Koninklijke Philips Electronics N.V., a corporation incorporated under the laws of The Netherlands ("Philips"), as previously amended and supplemented by Amendment No. 1 to the Schedule 13D, dated July 28, 2000, Amendment No. 2 to the Schedule 13D, dated August 2, 2000, Amendment No. 3 to the Schedule 13D, dated August 24, 2000, Amendment No. 4 to the Schedule 13D, dated July 6, 2007 and Amendment No. 5 to the Schedule 13D, dated November 2, 2007. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.

         On November 8, 2007, MedQuist and Philips entered into an amendment (the "Amendment") of the Governance Agreement by and between MedQuist and Philips dated May 22, 2000 (the "Governance Agreement"). The Supervisory Committee of the Board of Directors of MedQuist (the "Board"), responsible for, among other things, the general oversight, administration, amendment and enforcement of all material agreements or arrangements between MedQuist and Philips, approved the Amendment.

         The Amendment establishes the composition of the Board in the event the number of directors constituting the whole Board is set at seven (its current size). It also provides for vacancies in Board seats held by Independent Directors (as defined in the Governance Agreement) to be filled by an affirmative vote of the remaining directors in the event there are no Independent Directors on the Board.

         A complete copy of the Amendment is attached to this report as
Exhibit 1 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

         Exhibit         Description
         -------         -----------

            1 Amendment, dated November 8, 2007, to the Governance Agreement, dated May 22, 2000, between Philips and MedQuist.


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


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 13, 2007



                                    KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                    By:    /s/  P.J. SIVIGNON
                                        ----------------------------------------
                                    Name:   P.J. Sivignon
                                    Title:  Executive Vice President & CFO


                                    By:    /s/  E.P. COUTINHO
                                        ----------------------------------------
                                    Name:   E.P. Coutinho
                                    Title:  General Secretary
                                            and Chief Legal Officer






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